FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Register Inscription No. 175

Santiago, April 1, 2014

Ger. Gen. No.  31/2014

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda No.1449

Ref.:   Significant Event

Dear Sir,

In accordance with the provisions of Article 9 and Article 10 paragraph 2 of Law No. 18.045, and of General Rule No. 30 of this Superintendence, and being duly authorized, and acting on behalf of Enersis S.A., I hereby inform you of the following significant event:

Yesterday, the Board of Directors of our subsidiary, Empresa Nacional de Electricidad S.A. (hereinafter “Endesa Chile”), agreed to accept the offer of Southern Cross Latin American Private Equity Fund III, L.P., (hereinafter “Southern Cross”), to sell and transfer all rights that the company has in Inversiones GasAtacama Holding Limitada (equal to 50% of such company); and the assignment of US$ 28,330,155 debt related to Pacific Energy Sub Co., which is currently title holder of a promissory note dated January 16, 2013 against Atacama Finance Co. The aforementioned, is in conformance with the Conciliation Minute, dated June 18, 2013, by Southern Cross and Endesa Chile, and is within the framework of the arbitration proceeding with Southern Cross.

The total sales price for the aforementioned assets, including the assignment of the above-mentioned debt, amounts to the sum of US$ 309,000,000. The parties hereto will have up to 30 consecutive days, starting from this date, for the subscription of documents and the operation closing documents.

As the result of this operation the shareholders’ agreement subscribed between Southern Cross and Endesa Chile, dated August 1, 2007 is terminated and the companies Inversiones Gas Atacama Holding Ltda; Gas Atacama S.A.; Gas Atacama Chile S.A.; Gadosucto Tal Tal S.A.; Progas S.A. Gasoducto Atacama Argentina S.A.; Gasoducto Atacama Argentina S.A. (Argentinean Branch); Atacama Finance Co.; GNL Norte S.A. and Energex Co. will be accounted for as subsidiaries of Enersis  from this day going forward.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

At the closing of the 2013 accounting period, GasAtacama had an EBITDA of MUS$ 114 and a net profit of MUS$ 69. Additionally, the company has a cash flow position, equal to cash and realizable financial assets, in the amount of MUS$ 222. The company has financial debt with its associates of MUS$ 56.6. Starting from the conclusion of the acquisition, Enersis, through its affiliate Endesa Chile, will control Inversiones GasAtacama Holding Limitada and its subsidiaries, will fully consolidate 100% of its share, and will terminate its status of a jointly control company, which was recorded  under equity method for the 50% of  our ownership.

Sincerely,

Ignacio Antoñanzas Alvear

General Manager

c.c.       Santiago Stock Exchange

             Chilean Electronic Stock Exchange

             Brokers Exchange of Valparaíso

             Banco Santander Santiago – Representatives of Bond Holders

             Risk Rating Commission

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 3, 2014